November 17, 2005

Ms. Angela Crane, Branch Chief

Mr. Eric Atallah, Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Via U.S. Mail and Facsimile to (202) 772-9218

RE:         Lattice Semiconductor Corporation

Form 10-K for the fiscal year ended January 1, 2005

Form 8-K filed October 27, 2005

File No. 0-18032

Dear Ms. Crane and Mr. Atallah:

Lattice Semiconductor Corporation (the “Company” or “Lattice”) hereby submits this letter in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”), as set forth in your letter to Mr. Jan Johannessen, the Chief Financial Officer of the Company, dated November 3, 2005, regarding the above referenced documents.

For your convenience, we have numbered the responses to correspond to the comments in the Staff’s letter and have incorporated the Staff’s comments in bold typeface before each of the Company’s responses. In the following discussion, the words “we,” “us” and “our” refer to the Company.

Form 10-K for the fiscal year ended January 1, 2005

Consolidated Statements of Operations, page 38

1.     We note that you have excluded the amortization of deferred stock compensation from research and development expenses. Please revise your presentation in future filings to include this amortization within research and development expenses and any other applicable line items. Also, expand your discussion of the research and development expense in your MD&A to discuss the related stock compensation charges. For reference see SAB Topic 14F.

The intangible assets related to deferred stock compensation for research and development activities are expected to be fully amortized by January 2006.  As the remaining expense to be incurred from such deferred compensation is immaterial, we respectfully request that we continue our current presentation for reasons of comparability, and to be consistent with our historical presentation. In addition we will provide supplementary discussion in our MD&A to address the amount of deferred compensation included in the amortization of intangible assets that relate to research and development activities. Note that we have already implemented additional discussion in our MD&A regarding the above, commencing with our third quarter ended October 1, 2005. There are currently no other line items in our financial statements that are affected by deferred compensation.

Upon our adoption of SFAS No. 123R, effective January 1, 2006, we will present expense related to stock-based compensation awards in the same line items as cash compensation paid to the same employees.

Report of Independent Registered Public Accounting Firm, page 62

2.     Please have your accountants revise their report in future filings to indicate the city and state of issuance. For reference see Rule 2-02(a) of Regulation S-X.

We will have our accountants revise their report to include the city and state of issuance on any applicable future filings.

Note 12. Long-term debt, page 55

3.     Please tell us if the convertible subordinated notes had a beneficial conversion feature as addressed in EITF 98-5. Also, tell us how you accounted for the interest related to the notes. Refer to EITF 85-17 in your response.

Our convertible subordinated notes do not contain a beneficial conversion feature as defined under EITF 98-5. We recognize that EITF 85-17 speaks to the issue of whether interest expense should be accrued or imputed to the date of conversion when unpaid interest is forfeited by the former debt holder at the date of conversion, and how such a transaction should be recorded. Please note that none of our notes have been converted to equity to date. However, should the notes be converted in the future, we will account for the transactions in accordance with EITF 85-17.

Note 17. Segment and Geographic Information, page 60

4.     If revenues derived from any particular foreign country are material, revise future filings to disclose the name of the country and the amount of revenue from the country. Refer to paragraph 38(a) SFAS 131.

Paragraph 38(a) of SFAS 131 states that, “If revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately.”  We currently utilize a process to evaluate the materiality of revenues by country for any given reporting period. As such, we disclosed in our prior 10-K and 10-Q revenues for the following countries: United States; Japan; and China. We will continue to evaluate this area going forward and will incorporate any changes into our future filings as needed.

Form 8-K filed October 27, 2005

5.     We note that you present your non-GAAP measures in the form of non-GAAP statements of operations. That format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP costs and expenses, loss from operations, and (loss) income before provisions for income taxes, which have not been described to investors. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Revise to include a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

•      To eliminate investor confusion please remove the non-GAAP Statements of Operations and disclose only those non-GAAP measures used by management with the appropriate reconciliations.

•      Otherwise, confirm that you will revise your Forms 8-K in future periods to provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K for each non-GAAP measure presented in the statement, and provide us with a sample of your proposed disclosure. We may have further comment.

Based on the foregoing, we confirm that we will revise our Forms 8-K in future periods to provide all disclosures required by Item 10(e)(1)(i) of Regulation S-K for each non-GAAP measure presented in the statement. Further, we are providing you with a sample of our proposed disclosure format for our next 8-K filing of similar type to that filed on October 27, 2005.

Sample disclosure to be included in Item 2.02 on Form 8-K and as a separate paragraph of our press release:

Our disclosure of financial results for the periods contained herein are prepared in accordance with GAAP and are accompanied by disclosures that are not prepared in conformity with GAAP. These non-GAAP disclosures include certain adjustments not reflected in the GAAP presentations such as non-cash acquisition-related amortization of intangible assets and non-cash deferred stock compensation that are not directly related to the Company’s ongoing business results. We believe these non-GAAP financial measures provide useful information to investors regarding results of operations, as they exclude charges and expenses that are not directly related to ongoing business results. These business results are used by management for evaluating historical performance in addition to being used for the Company’s forecasting and planning for future periods. These non-GAAP financial measures are used in addition to and in conjunction with results presented in accordance with GAAP and reflect an additional way of viewing aspects of our operations that, when viewed with our GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting our business. These non-GAAP factors should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with generally accepted accounting principles.

Sample format to disclose reconciliations to be included in our press release, which is incorporated by reference as Exhibit 99.1 on Form 8-K:

Reconciliation of GAAP Net Loss to Non-GAAP Net (Loss) Income

(unaudited)

	Three months ended			Nine months ended
	Sept. 30,	June 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2005	2005	2004	2005	2004
GAAP net loss	$(7,085)	$(8,159)	$(6,324)	$(26,129)	$(38,841)
Reconciling items:
Amortization of intangibles (1)	3,968	4,113	5,785	12,497	41,490
Non-GAAP net (loss) income	$(3,117)	$(4,046)	$(539)	$(13,632)	$2,649

Reconciliation of GAAP Net Loss per Share to Non-GAAP Net (Loss) Income per Share
(unaudited)

	Three months ended			Nine Months Ended
	Sept. 30,	June 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2005	2005	2004	2005	2004
Basic and Diluted:
GAAP net loss per share	$(0.06)	$(0.07)	$(0.06)	$(0.23)	$(0.34)

Reconciling items:
Amortization of intangibles (1)	$0.03	$0.03	$0.06	$0.11	$0.36
Non-GAAP net (loss) income per share	$(0.03)	$(0.04)	$(0.00)	$(0.12)	$0.02

(1) Amortization of intangibles related to our acquisition of Cerdelinx Technologies, Inc. on August 26, 2002, the acquisition of the FPGA business of Agere Systems, Inc. on January 18, 2002 and the acquisition of Integrated Intellectual Property Inc. on March 16, 2001. Includes $0.4 million, $0.6 million, and $0.7 million of deferred stock compensation expense for the quarters ended September 30, 2005, June 30, 2005, and September 30, 2004, respectively, and $1.6 million and $2.8 million for the nine months ended September 30, 2005 and 2004, respectively, attributable to research and development activities.

We believe these changes are responsive to the Staff’s foregoing comments. If the Staff has any questions on any of the information set forth herein, please telephone the undersigned at
(503) 268-8802.

Sincerely,

/s/ Jan Johannessen

Jan Johannessen
Senior Vice President
Chief Financial Officer